Mail Stop 3010

January 7, 2010

Mr. Michael C. Pearce
Chief Executive Officer
Golf Trust of America, Inc.
10 North Adger's Wharf
Charleston, SC 29401

>   **Re: Golf Trust of America, Inc.**
>   **Schedule 14A**
>   **Filed December 18, 2009**
>   **File No. 1-14494**

Dear Mr. Pearce:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you intend to issue 41,800,000 million shares in the transaction discussed in your preliminary proxy statement. Please tell us how you intend to comply with Section 5 of the Securities Act of 1933, as amended.

Proposal 3, page 49

2.   Please tell us why you are not seeking shareholder approval for the reverse stock split.

Information About Pernix, page 111

3.   Please include the disclosure required by Item 402 of Regulation S-K for Pernix Therapeutics, Inc. This disclosure should be the same information that the target company would be required to file in a 1934 Act registration statement. In addition, please provide Item 402 disclosure for each person who will serve as a director or executive officer of the combined company. Refer to Interpretive Response 217.12 of the Division of Corporation Finance Compliance and Disclosure Interpretations relating to Regulation S-K, updated July 3, 2008, which is available at www.sec.gov.

Report of Independent Registered Accounting Firm, page F-41

4.   The audit report accompanying Pernix Therapeutics, Inc.'s financial statements does not include the name of the accounting firm and does not appear to be signed. Please file a signed audit report with your next amendment.

Annex D. Opinion of Ladenburg Thalmann & Co., Inc.

5.   We note that the fairness opinion is limited to use by the Board of Directors. Such limitations are inappropriate in a fairness opinion as your shareholders are entitled to rely on the opinion. Please remove this limitation here and in the proxy statement.

# # # #

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Mr. Michael C. Pearce
Chief Executive Officer
Golf Trust of America, Inc.
January 7, 2010
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 if you have questions regarding these comments or with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Matthew A. Cordell, Esq.
       Ward and Smith, P.A.
       Via facsimile (252) 672-5477